UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, September 2021

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi

Bangkok 10210, Thailand

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1.01 Entry into a Material Definitive Agreement.

Entry into Underwriting Agreement

On September 28, 2021, Guardforce AI Co., Limited (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with EF Hutton, division of Benchmark Investments, LLC, as the representative for the underwriters listed on Schedule 1 thereto (the “Underwriters”), relating to the initial public offering (the “Offering”) of 3,614,458 units of the Company (collectively, the “Units”), at a price to the public of $4.15 per Unit (the “Offering Price”), with each Unit consisting of one ordinary share of the Company, par value $0.003 per share (collectively, the “Ordinary Shares”), and a warrant to purchase one Ordinary Share (collectively, the “Warrants”), before underwriting discounts and commissions. Each Ordinary Share is being sold together with one Warrant to purchase one Ordinary Share. Each whole share exercisable pursuant to the Warrants will have an exercise price per share at $5.1875, equal to 125% of the initial public offering price per Unit in this Offering. The Warrants will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. The Units will not be certificated. The Ordinary Shares and related Warrants are immediately separable and will be issued separately, but must be purchased together as a Unit in this Offering. The Offering is expected to close on October 1, 2021, subject to the satisfaction of customary closing conditions. The Company has also granted the underwriters a 45-day option to purchase up to an additional 542,168 Ordinary Shares and/or Warrants to purchase up to 542,168 Ordinary Shares at the Offering Price less the underwriting discounts, representing fifteen percent (15%) of the Units sold in the Offering, from the Company.

The Offering was made pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-258054) that was filed with the SEC and became effective on September 28, 2021.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1 and is incorporated herein by reference.

The Underwriting Agreement filed herewith as Exhibit 1.1 is hereby incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-258054) that was declared effective by the SEC on September 28, 2021.

Item 8.01 Other Events.

Issuance of Press Release

On September 28, 2021, the Company issued a press release announcing the pricing of the Offering. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

Exhibit 1.1	Underwriting Agreement, dated as of September 28, 2021, by and between Guardforce AI Co., Limited and EF Hutton, division of Benchmark Investments, LLC.
Exhibit 99.1	Press Release dated September 28, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2021	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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